SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K/A amends the Report of Foreign Private Issuer on Form 6-K furnished by Woori Financial Group Inc. (“Woori Financial Group”) to the Securities and Exchange Commission on July 23, 2021, which contained an English language summary of a report originally publicly disclosed by Woori Financial Group on the Data Analysis, Retrieval and Transfer System (“DART”) website of the Financial Supervisory Service (the “FSS”) on July 23, 2021, regarding its interim dividend payment.

On July 30, 2021, Woori Financial Group publicly disclosed on the DART website of the FSS an amended report (the “Amended Report”) to reflect the market price dividend rate for its interim dividend payment as follows:

Prior to amendment	As amended

1) Dividend per common share (KRW) : 150

•   Korean regulations require the disclosure of the market price dividend rate, which is calculated by using the average market price of the common shares during the one week before the date that is two business days prior to the record date. As such average market price is not available as of the date of this filing, Woori Financial Group will disclose the market price dividend rate when it is confirmed at a later date.

1) Dividend per common share (KRW) : 150 (1.3% of the market price of the common stock) • (Delete)

An English language summary of the Amended Report, reflecting the above amendment, is attached below.

Resolution Regarding Woori Financial Group’s Interim Dividend Payment

On July 23, 2021, the board of directors of Woori Financial Group Inc. (“Woori Financial Group”) passed a resolution recommending a cash dividend of KRW 150 per common share. The record date is July 30, 2021.

Key Details

1)	Dividend per common share (KRW) : 150 (1.3% of the market price of the common stock)

2)	Total dividend amount (KRW) : 108,340,152,150

3)	Record Date : July 30, 2021

•	The total number of shares subject to dividend payment is 722,267,681 shares.

•	In accordance with the Korean Commercial Code, the dividend is expected to be disbursed within one month from the date of the resolution by the board of directors of Woori Financial Group

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: July 30, 2021	By:	/s/ Sung-Wook Lee
(Signature)

	Name:	Sung-Wook Lee
	Title:	Senior Managing Director